UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

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BioLineRx Ltd.
 (Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

Item 1.01. Entry into a Material Definitive Agreement

On May 17, 2013, BioLineRx Ltd. (the “Company”) issued a press release announcing that it has entered into an at-the-market equity offering sales agreement (the “Agreement”) with Stifel, Nicolaus & Company, Incorporated (“Stifel”), pursuant to which Stifel, may, at the Company’s discretion and at such times as it shall determine from time to time, sell up to a maximum of $20,000,000 of its American Depositary Shares (“ADSs”), each representing ten (10) of its Ordinary Shares through an “at-the-market” program (the “ATM Program”).

The ATM Program allows the Company, subject to the terms of the Agreement, to raise capital at the times and in amounts deemed suitable by it to support its business plans.  The Company is not required to sell any ADSs at any time during the term of the ATM Program.  The Company intends to use the net proceeds from the ATM Program, if any, to fund clinical trials and for working capital and general corporate purposes.  There can be no assurance that the Company will issue any ADSs pursuant to the ATM Program.

The Company will pay Stifel a commission equal to 3.00% of the gross sales price of the ADSs for amounts of ADSs sold pursuant to the Agreement.  The Company has agreed to reimburse Stifel for its out-of-pocket expenses, including reasonable fees and expenses of counsel, in connection with the offering.  The Company has provided Stifel with customary representations and warranties, and indemnification rights.

Pursuant to the Agreement, Stifel has agreed to use its commercially reasonable efforts to execute the Company’s sell orders, as the Company’s sales agent and on its behalf.  Stifel may sell the ADSs by any method deemed to be an “at-the-market” equity offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, which may include ordinary brokers’ transactions on the Nasdaq Capital Market, or otherwise at market prices prevailing at the time of sale or prices related to such prevailing market prices, or as otherwise agreed by Stifel and the Company.  The Company or Stifel may suspend the offering under the Agreement at any time by notice to the other party.

Under the terms of the Agreement, the Company also may sell ADSs to Stifel as principal, at a price per share to be agreed upon at the time of sale. If the Company sells ADSs to Stifel in its capacity as principal, it will enter into a separate terms agreement with Stifel, and the Company will describe the agreement in a separate prospectus supplement or pricing supplement.

The Agreement will terminate upon the earliest of: (1) the sale of all of the Company’s ADSs subject to the Agreement or (2) the termination of the Agreement in accordance with its terms.

                Copies of the press release announcing the transaction, and the Agreement are attached hereto as Exhibits 99.1 and 10.1 respectively, and are incorporated herein by reference.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Exhibit Index

Exhibit 5.1	Opinion of Yigal Arnon & Co., Israeli Counsel to the Company
Exhibit 5.2	Opinion of Morrison & Foerster LLP, U.S. Counsel to the Company
Exhibit 10.1	At-the-Market Equity Offering Sales Agreement between BioLineRx Ltd. and Stifel, Nicolaus & Company, Incorporated dated May 17, 2013
Exhibit 99.1	Press Release issued on May 17, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Date: May 17, 2013